787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

September 18, 2006

VIA EDGAR

James E. O’Connor, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.W.

Washington, D.C. 20549

Re:	iShares S&P U.S. Preferred Stock Index Fund of iShares Trust
Amendment No. 53 to the Registration Statement on Form N-1A
File Nos. 333-92935 and 811-09729

Dear Mr. O’Connor:

On behalf of iShares S&P U.S. Preferred Stock Index Fund (the “Fund”) of iShares Trust, a Delaware statutory trust (the “Trust”), we are hereby filing Post-Effective Amendment No. 53 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A under the Securities Act of 1933 (the “Securities Act”) and the Investment Company Act of 1940. The Amendment is being filed to respond to your comments of August 21, 2006 regarding the amendment to the Trust’s Registration Statement filed on July 5, 2006 and to make such other changes as the Trust deems appropriate.

In addition to the Fund, the Amendment includes the combined prospectus and statement of additional information for several other series of the Trust (the “Existing Series”) whose registration statements have already become effective. The Trust represents that no material change has been made with respect to the disclosure regarding the Existing Series that would render the Amendment ineligible to become effective pursuant to paragraph (b) of Rule 485 under the Securities Act.

Below we describe the changes we have made in response to your comments and provide the information you requested. For your convenience, your comments are presented in summary form below in italicized text and each comment is followed by our response.

1.	What exemptive order will the Trust rely on to issue shares in the Fund and list such shares on a securities exchange?

NEW YORK        WASHINGTON, DC        PARIS        LONDON        MILAN         ROME        FRANKFURT        BRUSSELS

James E. O’Connor, Esq.

Division of Investment Management

Securities and Exchange Commission

September 18, 2006

Response: The Trust is issuing shares in the Fund pursuant to an exemptive order granted by the Securities and Exchange Commission (the “Commission”) to iShares Trust on May 12, 2000 (as amended to date, the “Order”).1 Shares of the Fund will be listed on the American Stock Exchange, a national securities exchange, without the need for a filing pursuant to Rule 19b-4 under the Securities Exchange Act of 1934 because the Fund meets the generic listing requirements of the exchange. Accordingly, the Trust has not sought any additional exemptive relief from the Commission with regard to the Fund.

2.	The investment strategy of the Fund states that the Fund will invest in “a selected group of preferred stocks….” For purposes of the Fund’s investments, does the term “preferred stock” include hybrid instruments such as convertible preferred stock? Also, please clarify whether the Fund’s index tracks specific issues of preferred stock or the companies issuing such stock.

Response: The methodology used to determine the component securities of the underlying index (the “Index”) the Fund seeks to track permits the inclusion of many different categories of preferred stock. The Fund’s registration statement has been amended to add disclosure to the Prospectus clarifying that the Index may include various types of preferred stock. In addition, disclosure has been added to clarify that the Index tracks specific issues of preferred stock and not the companies issuing such stock.

3.	Please consider adding to the Prospectus the more detailed description of the Fund’s underlying index contained in the Statement of Additional Information (“SAI”).

Response: The Fund has amended its registration statement to include additional information in the Prospectus regarding the methodology used to determine the constituents of the Index. The Fund respectfully submits that the more detailed discussion of the Index methodology is properly included only in the SAI.

4.	The Prospectus states that the Fund may invest in derivative instruments. Please supplementally inform the Staff why the Fund invests in derivatives and how they are used by the Fund.

Response: Pursuant to the Order, the Fund reserves the right to make investments in certain derivative instruments. From time to time the Fund’s investment adviser may find that it is in the best interest of the Fund to gain exposure to the Index or particular securities included in the Index synthetically, rather than purchasing such securities directly. The use of certain derivative instruments, such as swap contracts or futures contracts, may allow the Fund to quickly and efficiently gain the desired exposure.

1 In the Matter of Barclays Global Fund Advisors, et al., Investment Company Act Release No. 24451 (May 12, 2000).

James E. O’Connor, Esq.

Division of Investment Management

Securities and Exchange Commission

September 18, 2006

5.	With respect to the disclosure in the Prospectus regarding the fair valuation of portfolio securities (2nd paragraph under the heading “Determination of Net Asset Value”), would the passage of time, especially in the context of foreign securities, constitute a “significant event”? Does the Fund’s Board of Trustees review the accuracy of any fair valued securities?

Response: The Board of Trustees of the Trust has delegated the authority and duty to make security valuation determinations, including fair value determinations, to Barclays Global Fund Advisors (“BGFA”), the Fund’s investment adviser. BGFA has adopted procedures for the pricing and valuation of securities held by the registered investment companies for which it serves as investment adviser, including the Fund. These procedures include a process for the fair valuation of securities whose price is considered “stale” due to the passage of time.

The Board of the Fund is aware of its oversight responsibilities with respect to portfolio security valuations and engages in periodic reviews of the valuation determinations made by BGFA.

6.	Consider providing additional disclosure about the types of preferred stock that may be included in the Fund’s index in the SAI under the heading “Investment Strategies and Risks.”

Response: As noted in the response to Comment Number 2 above, the Fund has added disclosure to its Prospectus regarding the types of preferred stock that may be included in the Index.

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The Trust acknowledges that the Trust is responsible for the adequacy and accuracy of the disclosure in the Registration Statement. The Trust acknowledges that Staff comments or changes in disclosure in the Registration Statement in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing and that the Trust may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

James E. O’Connor, Esq.

Division of Investment Management

Securities and Exchange Commission

September 18, 2006

Please do not hesitate to contact me at (212) 728-8970 if you have any questions regarding the responses provided in this letter.

Very truly yours,

/s/ P. Jay Spinola
P. Jay Spinola

cc:	Adam Mizock, Esq.